The Fund may invest as follows:

The Fund may invest as follows:

1.Mortgage Backed Securities including agency and non-agency collateralized mortgage obligations and pass-thrus, and commercial mortgage-backed securities.
2.Foreign Securities - Limited to 25% of net assets in both dollar and non-dollar denominated issues
3.Forward Currency Contracts - Including cross currency hedging, limited to value of foreign currency denominated securities. This limit applies only to the fixed income portion of the Fund. 4.Structured Investments and Structured Notes - Limited to 20% of market value in the fixed income portion of the Fund; provided that, the sum of the market value or notional amount (whichever is greater) of structured investments, structured notes, credit default swaps, total return swaps, and interest rate swaps do not exceed 20% of net assets. This limit applies only to the fixed income portion of the Fund.
5.Swaps - Investment in credit default swaps, total return swaps, and interest rate swaps be limited to 20% of market value of the fixed income portion of the Fund ; provided that, the sum of the market value or notional amount (whichever is greater) of structured investments, structured notes, credit default swaps, total return swaps, and interest rate swaps do not exceed 20% of net assets. This limit applies only to the fixed income portion of the Fund.
6.Options - Including currency options, the equity portion of the Fund may write covered calls up to 5% of net assets and invest up to 1% of net assets in put premiums. The fixed income portion may engage in up to 10% of net assets in options.
7.Futures - For long and short futures, the Portfolio may invest up to 15% on the equity portion, and 50% on the fixed income portion (percent limit applies to underlying notional amount).